

January 21, 2021

Andrew Cebulla
Vice President, Finance and Interim Chief Financial Officer
Tennant Company
701 North Lilac Drive
Minneapolis, MN 55440

**Re: Tennant Company**
**Form 10-K for the FIscal Year Ended December 31, 2019**
**Filed February 27, 2020**
**Form 10-Q for the Quarter Ended June 30, 2020**
**Filed July 30, 2020**
**Form 8-K filed July 30, 2020**
**File No. 001-16191**

Dear Mr. Cebulla:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Angela Ammann